FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period July 26, 2005

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By: /s/ James Ball
Name: James Ball

Title: International Strategy, SANPAOLO IMI, London Branch

Date: July 26, 2005

SANPAOLO IMI

PRESS RELEASE

Turin, 26 July 2005 – In relation to rumours published today in a financial newspaper concerning the possible acquisition by the Sanpaolo IMI Group of Milano Assicurazioni from the Fondiaria Group, this news is without any foundation.

INVESTOR RELATIONS

investor.relations@sanpaoloimi.com -Telefax +39 011 5552989

www.grupposanpaoloimi.com

Dean Quinn (+39 011 5552593)